September 21, 2010
Via EDGAR
Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
United States of America

RE:	China Unicom (Hong Kong) Limited
Form 20-F for the fiscal year ended December 31, 2009
Filed on June 18, 2010
File No. 001-15028

Dear Mr. Spirgel:
     This is in response to the comment letter from the Staff of the Securities and Exchange Commission (the “Commission”), dated September 1, 2010, relating to the annual report on Form 20-F of China Unicom (Hong Kong) Limited (the “Company”) for the fiscal year ended December 31, 2009 (the “Form 20-F”), which was filed with the Commission on June 18, 2010.
     For your convenience, the Company has included the Staff’s comments in this response letter in italicized form and keyed its responses accordingly. The page numbers in the responses, unless otherwise indicated, refer to the page numbers of the Form 20-F. The Company is submitting a copy of this letter as “correspondence” via EDGAR. The Company’s responses to the comments are as follows.
Financial Statements
Note 4.2(b) 2009 Business Combinations, page F-59
1.	We note under the terms of the business combination, the telecommunications networks in southern China were retained by Unicom New Horizon and are leased from Unicom New Horizon effective from January 2009. It is unclear to us how your removal of the telecommunications network related non-current assets and non-current liabilities from your 2008 balance sheet and the removal of the associated depreciation and amortization and finance costs from your 2007 and 2008 income statements is appropriate given that you continue to report all of the related revenues in your income statement.

It appears you are reporting revenues while not reporting all the costs incurred to earn these revenues. Please explain and cite in your response the specific guidance in the International Accounting Standards that supports your presentation.
     The Company respectfully advises the Staff that the Company completed the acquisition (the “Acquisition”) of the fixed-line business across the 21 provinces in southern China (the “Acquired Business”) from China United Network Communications Group Company Limited (the “Parent”) and China Network Communications Group Corporation (which was later merged with the Parent in January 2009) on January 31, 2009 (the “Completion”). The Company did not purchase the underlying telecommunication networks in southern China (“Network Assets”) but leased such assets from Unicom New Horizon to operate the Acquired Business. The Company accounted for the Acquisition using the predecessor values method in its consolidated financial statements for the years ended December 31, 2007, 2008 and 2009, prepared in accordance with International Financial Reporting Standards (“IFRS”). The Company recognized the Acquired Business at historical cost or predecessor values as if such business had always been part of the Company during all the periods presented.
     In determining the accounting policy for the Acquisition, the Company noted that IFRS does not provide for specific guidance in respect of acquisitions that do not involve acquisitions of the underlying long-lived assets. The Company also considered frameworks and pronouncements of other standard setters and regulators (including SAB Topic 1B) and did not identify particularly helpful guidance. In light of the foregoing, the Company followed the guidance under IAS 8.10, 8.11 and 8.12 to exercise its judgment in developing and applying an accounting policy that it believed “best reflects the economic consequences of the Acquisition and results in information that is reliable and relevant to the economic decision-making needs of users.” Accordingly, the Company considered the three possible approaches for the accounting for the Acquisition under the predecessor values method as follows:
(a)     Pro forma approach
     Under the pro forma approach, the Company would (i) include all the assets and liabilities and all revenue and expenses directly related to the Acquired Business, except for the Network Assets and associated loans that were not acquired and the related depreciation and finance costs in the comparative periods, and (ii) calculate and include an imputed leasing charge in the comparative periods.
     The Company believed that this approach would be inappropriate, as it would violate the historical cost convention under the predecessor values method to include an imputed leasing charges for the restated comparative periods, due to the following reasons: (1) there was no historical calculation for leasing charges in those periods, since the network lease arrangement did not exist and no leasing charges were levied in such periods; and (2) the depreciation and the finance charges associated with the Network Assets in the comparative periods cannot be used as a basis to calculate the leasing charges for such periods, since such depreciation and finance costs were not allocated to the Company.
(b)     Disposal approach
     Under this approach, the Company would (i) include all the assets and liabilities associated with the Acquired Business in the consolidated balance sheets and all revenue and expenses in the consolidated income statements throughout the periods presented, and (ii) present the assets and liabilities associated with the Network Assets as a distribution by the Company to the Parent on the Completion.
     The Company believed that this approach would not best reflect the nature and substance of the Acquisition. First, by including all assets and liabilities associated with the Acquired Business, this approach would not reflect the fact that the Company did not acquire the Network Assets in the Acquisition. Second, since the Network Assets were never under the Company’s control, nor were they transferred to the Company and then returned to the Parent, the presentation of the assets and liabilities associated with such assets prior to the Completion would not be meaningful to users. Third, the depreciation and finance charges associated with the Network Assets for the comparative periods prior to the Completion are not comparable, in terms of dollar amount, with the leasing charges in connection with the Network Assets borne by the Company following the Completion.
(c)     Historical approach
     Under the historical approach, the Company (i) would include all the assets, liabilities, revenue and expenses directly related to the Acquired Business, except for the Network Assets and associated loans that were not acquired and the related depreciation and finance costs, (ii) would not impute leasing charges in the comparative periods, and (iii) would supplement the information in (i) above with comprehensive disclosure of the assets and related liabilities, and the related charges that were excluded, together with details of the lease payments that were made following the Completion.
     The Company believed that this approach, compared to the pro forma approach and the disposal approach, was the most relevant and reliable approach of accounting for the Acquisition, and accordingly it is appropriate to adopt this approach for the following reasons:
•	The Company will not be taking on substantially all the risks and rewards incidental to the ownership of the Networks Assets after the Completion. Accordingly, it is more appropriate to exclude the Network Assets and associated loans, and the related depreciation and finance costs in the restated comparative periods.

•	In contrast to the pro forma approach, since the Company did not record any imputed leasing charges in the comparative periods, it can avoid the violation of the historical cost convention under the predecessor values method.
•	In light of the lack of guidance under the relevant accounting standards and rules as well as the extensive accounting judgments involved, the Company supplemented the historical cost information with (1) additional disclosures of the Acquisition, including those with respect to the assets, liabilities and expenses that were excluded from the financial statements, as well as (2) the Network Assets lease arrangement. The Company believes that such comprehensive disclosures would allow users to fully understand the economic substance of the Acquisition and the consequences of the lease arrangement on the Company’s financial position and performance in historical and future periods.
32. Mutual Investment of US$1 Billion by the Company and Telefónica in each other, page F-95
2.	Please explain to us how you determined the fair value of the derivative financial instrument. Specifically tell us how changes in the fair value of your shares impacted your valuation of the derivative financial instrument.
     The Company respectfully advises the Staff that the Company and Telefónica entered into the mutual investment (the “Mutual Investment”) of the equivalent of US$1 billion on September 6, 2009 (the “Signing Date”) and completed the transaction on October 21, 2009 (the “Closing Date”) by way of the subscription by Telefónica for 693,912,264 new shares of the Company (the “Company Shares”) at a price of HK$11.17 each, satisfied by the contribution by Telefónica of 40,730,735 treasury shares (the “Telefónica Shares”) at a price of €17.24 each to the Company.
     Pursuant to IAS/HKAS 39 “Financial instrument: Recognition and Measurement,” the undertaking of the Mutual Investment constituted a derivative financial instrument (i.e., a forward contract) to the Company as of the Signing Date. Accordingly, when the Company initially recognized this derivative financial instrument on the Signing Date, it calculated the fair value of such instrument primarily based on the difference between the fair value of the Telefónica Shares and the Company Shares on such date. As both of the Company and Telefónica are public companies, the fair value of the Company Shares and the Telefónica Shares as of a specific date are primarily determined by their respective closing price and the relevant exchange rates on that date. As of the Closing Date, the fair value of the Telefónica Shares was approximately RMB7,952 million, calculated based on the closing share price of Telefónica and translated at the Euro to RMB closing exchange rate on the same date (€1 equals to RMB10.25), and the fair value of the Company Shares was approximately RMB6,713 million, calculated based on the closing share price and translated at the HK dollar to RMB closing exchange rate on the same day (HK$1 equals to RMB0.88). As a result, the Company recorded a fair value gain of RMB1,239 million on the derivative financial instrument on the Closing Date, which formed part of the Company’s acquisition cost of the Telefónica Shares.
     For the Staff’s information, the Company observed the following changes during the period from September 4, 2009 (i.e., the last trading date prior to the Signing Date) to the Closing Date: (i) the closing price of the Company’s shares increased by 2.2% to HK$10.98; (ii) the closing share price of Telefónica increased by 9.6% to €19.04; and (iii) the Euro to RMB closing exchange rate increased by 4.9% from 9.77 to 10.25. As a result, the milder increase in the fair value of the Company Shares as compared to the increase in the fair value of the Telefónica Shares contributed to the increase in the fair value of the derivative financial instrument, resulting in a fair value gain on such instrument as of the Closing Date, as discussed in the paragraph above.
*     *     *     *
     In connection with responding to the Staff’s comments, the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Thank you again for your time. Please feel free to contact Ms. CHU Ka Yee at 852-2121-3220, or Ms. Chun Wei of Sullivan & Cromwell LLP (tel: 852-2826-8666; fax: +852 2522-2280; email: weic@sullcrom.com), with any questions you may have.

Sincerely,
/s/ Chang Xiaobing
CHANG Xiaobing
Chairman and Chief Executive Officer

cc:	Messrs. Robert S. Littlepage
Joseph M. Kempf
(Securities and Exchange Commission)

Mr. TONG Jilu
Ms. CHU Ka Yee
(China Unicom (Hong Kong) Limited)

Mss. Chun Wei
Yihan Sun
(Sullivan & Cromwell LLP)

Mr. Stephen Wong
Ms. Brenda Tam
(PricewaterhouseCoopers)

CHINA UNICOM (HONG KONG) LIMITED
75th Floor, The Center, 99 Queen’s Road Central, Hong Kong
Tel: (852) 2126 2018          Fax: (852) 2126 2016          Website: www.chinaunicom.com.hk